SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	2007 Announcement of Final Results, dated March 19, 2008	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 20, 2008	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

2007 ANNOUNCEMENT OF FINAL RESULTS

•	Turnover reached RMB357.0 billion, up by 20.9%

•	EBITDA of RMB194.0 billion, up by 21.6%

•	Profit attributable to shareholders of RMB87.1 billion, up by 31.9%

•	Total subscribers exceeded 360 million, up by 22.6%

•

Proposed ordinary final dividend of HK$1.160 per share, including ordinary interim dividend of HK$0.837 per share paid, total ordinary dividend for 2007 amounting to HK$1.997 per share, representing a dividend payout ratio of 43%; proposed special final dividend of HK$0.016 per share, including special interim dividend of HK$0.085 per share paid, total special dividend for 2007 amounting to HK$0.101 per share

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2007, the steady growth of China’s economy and the boom in demand for telecommunications services continued to create a prosperous environment for the Group. Leveraging our premium network, strong brand recognition, economies of scale and a refined and effective approach to management, we have made positive business progress, delivering remarkable financial results and favorable profitability.

Financial Results

In 2007, the Group’s operating revenue continued to grow, reaching RMB356,959 million, representing an increase of 20.9 per cent. over the previous year. Profitability was significantly enhanced, and profit attributable to shareholders reached RMB87,062 million — an increase of 31.9 per cent. over the previous year. Margin of profit attributable to shareholders reached 24.4 per cent., which is high compared to industry standards. EBITDA reached RMB194,003 million, representing an increase of 21.6 per cent. over the previous year while basic earnings per share reached RMB4.35, an increase of 31.0 per cent. over the previous year.

I am delighted to say that the Company’s financial strength as shown by its strong cash flow and sound capital structure provides a solid foundation for sustainable future development.

Business Developments

During 2007, the Group enjoyed continued growth in a number of areas, including new customers, new business and new voice usage. These have, in turn, provided momentum for our financial performance.

Our subscriber base continued to expand and value-added data services were popular among customers, further optimizing our revenue structure. In addition, we successfully promoted informatization and industry specific application solutions to corporate customers.

We have steadily proceeded with tariff adjustments to meet regulatory requirements and market demand. This has enabled the Group to fulfill customer requirements while stimulating voice usage volume. The last year has seen steady growth not only in voice usage volume but also overall revenue.

As at 31 December 2007, the total number of subscribers had reached 369.339 million, with a net increase of 68.107 million subscribers — the average monthly net addition exceeded 5.67 million. Total voice usage volume reached 1,818.89 billion minutes and average minutes of usage per user per month (MOU) was 455 minutes. Average revenue per user per month (ARPU) was maintained at RMB89.

Taking advantages of our strong brand name, premium network, extensive sales and services channel, as well as improved utilization of resources through integrated sales, the Group further developed the rural market in 2007. Leveraging our nation-wide unified information platform, we provide updates on agricultural market information and labor market opportunities, these services have been welcomed by our rural customers. This not only helped to increase customer loyalty, but also promoted informatization in rural areas. The rural market has become an important source of new customers and an engine for revenue growth.

During the last year our value-added business enjoyed strong growth, revenue of which accounted for 25.7 per cent. of the Group’s total operating revenue. “Color Ring”, WAP and MMS businesses continued positive growth and other value added services also grew rapidly. The mobile music business gained great popularity, with the “Wireless Music Club” senior members reaching 35.46 million at the end of 2007. Our Mobile Paper news and information service had 23.55 million paying subscribers and the “Fetion” instant messaging service captured more than 12.81 million active subscribers at the end of 2007. We intend to continue providing innovative value-added services based on carefully defined strategic plan and build a good product development structure and momentum for future growth.

At the same time, we actively developed the corporate customer market, promoting informatization and industry specific application solutions to corporate customers. In 2007, we enhanced our corporate customer operation system, improved our integrated operation capability, expanded our corporate customer base and further enhanced our corporate customer relation. We also extended our product and service area: besides further promoting the Agricultural Information Service, Campus Information

Service and Police Information Service, we introduced new Financial Information Express and Trade & Business Express. As at the end of 2007, our corporate customer base had reached 2.12 million companies and provided a solid foundation for our future business growth.

Network

We are the world’s No. 1 mobile telecommunication operator in terms of network capacity and subscriber base. In 2007, we responded to the challenge of growing peak-time voice traffic volume and high network utilization by carrying out network capacity expansion and network optimization program using new technology and innovative management. These efforts have proven to be very effective. We have been able to manage and accommodate high voice traffic volume and have kept our wireless connection rate at 99.2 per cent., a world class network quality.

Our international roaming services continued to expand during the last year. As of the end of 2007, we offered GSM roaming services through 350 operators in 231 countries and regions and GPRS roaming services in 161 countries and regions around the world.

The Group has advanced and efficient support systems, including network management system, management information system, business support system, customer relation management system and business analysis system. 2007 has seen positive progress in improvement and application of these systems. Constantly enhanced and upgraded IT systems provide us with the strong support to secure our leading position.

Preparing for the Olympics

We are the sole mobile telecommunications services partner for the 2008 Beijing Olympics. During 2007 we defined our Olympics strategy, established a number of working groups for Olympics product designs and project implementation. Network projects at the different Olympic venues progressed swiftly and smoothly, as did the promotion of a number of Olympics-themed activities.

In August, for example, the Beijing Olympic One-year Countdown theme song “We Are Ready” was heard for the first time from China Mobile wireless music platform. Our Olympics service and product family enjoyed excellent market reception, which in turn enhanced China Mobile’s profile and reputation among Olympics partners.

We are committed to providing “the most advanced technology, the most abundant business and the most considerate service.” And, while we are proud to be part of the Olympic event, we will also maximize the opportunity to enhance our corporate image and brand value.

Management of the Company

I am convinced that refined and effective management can lead to strong operational performance. In 2007, we went further with the improvement of management and the implementation of the “One China Mobile” project. Through the standardized and centralized management system, we strengthened the management of our subsidiaries, improved our management efficiency and execution ability.

Corporate governance is also an important aspect of the Company’s management approach. In 2007, we established and improved internal control and risk management systems. These systematic and standardized process have helped audit, monitor and evaluate the Company’s accounting information, internal controls and operations. It also allowed us to evaluate internal controls and monitor their execution. The results are clear and the Company’s achievements have been widely recognized.

In July 2007, credit agencies Moody’s and Standard & Poor’s upgraded our ratings to A1/Outlook Stable and A/Positive Outlook. The Company was ranked 16th in the “FT Global 500” by the Financial Times which a year earlier had ranked us 38th. We were also ranked 89th in the “Global 2000” list by Forbes magazine, as well as placed 10th in the BusinessWeek global “Info Tech 100” companies listing, the sixth year in a row we have been included.

Corporate Social Responsibility

Corporate social responsibility (CSR) is one of our core values. In 2007, as well as establishing a systematic corporate responsibility management structure, we also formulated a work plan for 2008-to- 2010. The plan will help us continue the effective and consistent implementation of our corporate social responsibility management initiatives. The theme of our CSR program for 2007 was Growing Together Harmoniously. In simple terms this means balancing the goal of corporate growth against the desire to help communities develop while also preserving the natural environment. With this objective in mind, we have made great strides in promoting informatization in rural areas, care for the underprivileged, actively participate in disaster relief efforts, encourage education, conserve energy and reduce emission, as well as helping communities to grow. We have actively undertaken Rural Program, Life Program, Culture Program and Green Program, in pursuit of harmonious growth with industry, society and the environment. Details of our corporate social responsibility initiatives are contained in the Company’s Corporate Responsibility Report.

Our commitment was tested when Southern China experienced severe snow storms in the beginning of 2008, cellular base stations in a number of provinces suffered power failures and equipment was damaged. The Group moved rapidly to provide comprehensive relief effort to the affected provinces, deploying emergency communications vehicles, diesel-powered generators and network maintenance staff. Through all these efforts, we restored mobile communication in the disaster areas. In addition, we provided disaster information services, mobile service “top-up” cards and other emergency relief material to help the less fortunate. To date we have raised more than RMB44.55 million to support recovery programs in the disaster area.

Dividends

We determine and commit to hold in the highest regard the interests of our shareholders and the returns achieved for them, especially the minority shareholders. In consideration of the Company’s remarkable operating results in year 2007 and having taken into account the Company’s long-term future development, the Board recommends payment of an ordinary final dividend of HK$1.160 per share for the financial year ended 31 December 2007 in accordance with the dividend payout planned for the full year of 2007. This, together with the ordinary interim dividend of HK$0.837 per share that were paid in 2007, amounts to an aggregate ordinary dividend payment of HK$1.997 per share for the full financial year of 2007, representing an increase of 44.4 per cent. over the annual dividend of HK$1.383 per share for the full year of 2006. Dividend payout ratio for the year 2007 was 43 per cent.. In addition, whilst the profit and dividend per share for the year 2007 continued to maintain favorable growth, the Board, having taken into account the interest of the Company’s shareholders, recommends payment of a special final dividend in 2007 of HK$0.016 per share for the effect on the profit attributable to shareholders resulting from the revision of depreciation policy in 2007. This, together with the special interim dividend of HK$0.085 per share that were paid in 2007, amounts to a special dividend payment of HK$0.101 per share for the full financial year of 2007.

Having taken into account various relevant factors such as the Group’s overall financial condition, cash flow generating capabilities and future development, the Company plans the dividend payout ratio for the full year of 2008 to be 43 per cent..

The Board is of the view that the Company’s outstanding operating results and strong cash flow generating capability will provide sufficient support to the future development of the Company, while providing shareholders with a favorable return. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to generating the best possible return for our shareholders.

Looking to the Future

The combination of continued rapid growth in China’s economy, rising consumer purchasing power, the development of the rural economy and the acceleration of informatization throughout the country is driving a tremendous demand for communication and information services. This, in turn, is creating a huge market and new opportunities for us. However, along with rapid technological developments, innovations of new business models come the convergence and crossover of business fields. At the same time, as the Chinese government proceeds with the reform of the telecommunications industry, the industry landscape and competitive environment may experience certain change, creating both new challenges and opportunities.

To meet new challenges and opportunities, we will adhere to the Scientific Development Concept and pursue a sound, balanced and sustainable development. We will consolidate the Group’s overall competitiveness, adapt rapidly to changes in the operational environment. By leveraging our strong foundation and competitive edge, we will maintain positive business development and financial performance.

We will focus on innovations and new business model development. The Group is readying itself for the introduction of next generation mobile telecommunications network and technology, including closely monitoring the Long Term Evolution (LTE) network technology to ensure maximum momentum for future development.

Fundamentally, our focus remains unchanged — to maintain a solid, long-term business foundation with the goal of creating best possible returns for our investors.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 19 March 2008

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2007.

CONSOLIDATED INCOME STATEMENT

(Expressed in Renminbi)

		Year ended 31 December
	Note	2007 RMB million	2006 RMB million
Operating revenue (Turnover)	4
Usage fees		226,488	189,710
Monthly fees		20,856	21,629
Value-added services fees		91,609	69,309
Other operating revenue		18,006	14,710

		356,959	295,358

Operating expenses
Leased lines		2,330	2,451
Interconnection		21,500	18,783
Depreciation		67,354	64,574
Personnel		18,277	16,853
Other operating expenses	5	123,430	100,772

		232,891	203,433

Profit from operations		124,068	91,925
Other net income		2,323	2,872
Non-operating net income		657	285
Interest income		4,015	2,604
Finance costs		(1,825)	(1,510)

Profit before taxation		129,238	96,176
Taxation	6	(42,059)	(30,062)

Profit for the year		87,179	66,114

Attributable to:
Equity shareholders of the Company		87,062	66,026
Minority interests		117	88

Profit for the year		87,179	66,114

Dividends paid/payable to equity shareholders of the Company attributable to the year:
Ordinary interim dividend declared and paid during the year	7	16,178	12,612

Special interim dividend declared and paid during the year	7		1,643		1,831
Ordinary final dividend proposed after the balance sheet date	7		21,762		15,327
Special final dividend proposed after the balance sheet date	7		300		1,386

			39,883		31,156

Earnings per share — Basic	8(a)	RMB	4.35	RMB	3.32

Earnings per share — Diluted	8(b)	RMB	4.28	RMB	3.29

Dividend per share — Interim
— Ordinary	7	HK$	0.837	HK$	0.620

— Special	7	HK$	0.085	HK$	0.090

Dividend per share — Final
— Ordinary	7	HK$	1.160	HK$	0.763

— Special	7	HK$	0.016	HK$	0.069

		RMB million		RMB million
EBITDA			194,003		159,574

CONSOLIDATED BALANCE SHEET

(Expressed in Renminbi)

		As at 31 December
	Note	2007 RMB million	2006 RMB million
Non-current assets
Property, plant and equipment, net		257,170	218,274
Construction in progress		47,420	52,436
Land lease prepayments		8,383	7,675
Goodwill		36,894	36,894
Other intangible assets		469	700
Interest in associates		—	—
Deferred tax assets		5,445	7,113
Other financial assets		77	77

		355,858	323,169

Current assets
Inventories		3,295	3,007
Accounts receivable, net	9	6,985	7,153
Other receivables		2,929	2,500
Prepayments and other current assets		5,680	4,613
Amount due from ultimate holding company		78	305
Tax recoverable		124	468
Deposits with banks		109,685	82,294
Cash and cash equivalents		78,859	71,167

		207,635	171,507

Current liabilities
Accounts payable	10	63,927	57,240
Bills payable		1,853	2,212
Deferred revenue		23,762	21,823
Accrued expenses and other payables		50,860	46,130
Amount due to ultimate holding company		26	129
Amount due to immediate holding company		196	186
Interest-bearing borrowings		—	2,996
Obligations under finance leases		68	68
Current taxation		14,261	9,823

		154,953	140,607

Net current assets		52,682	30,900

Total assets less current liabilities		408,540	354,069

Non-current liabilities
Interest-bearing borrowings		(33,582)	(33,574)
Deferred revenue, excluding current portion		(597)	(930)
Deferred tax liabilities		(122)	(192)

		(34,301)	(34,696)

NET ASSETS		374,239	319,373

CAPITAL AND RESERVES
Share capital		2,136	2,130
Reserves		371,615	316,872

Total equity attributable to equity shareholders of the Company		373,751	319,002
Minority interests		488	371

TOTAL EQUITY		374,239	319,373

Notes

1.	Basis of preparation

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs, these financial statements also comply with HKFRSs and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Group’s audited consolidated results for the year ended 31 December 2007 include the results of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in Mainland China, China Mobile Peoples Telephone Company Limited (“Peoples Telephone”) in Hong Kong and other major subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited and its subsidiary, Aspire Holdings Limited and its subsidiaries, China Mobile Group Design Institute Company Limited, Advanced Roaming & Clearing House Limited and Fit Best Limited for the full year ended 31 December 2007.

The Group’s audited consolidated results for the year ended 31 December 2006 include the results of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in Mainland China and other major subsidiaries including China Mobile Communication Company Limited, China Mobile Holding Company Limited and its subsidiary, Aspire Holdings Limited and its subsidiaries, China Mobile Group Design Institute Company Limited, Advanced Roaming & Clearing House Limited and Fit Best Limited for the full year ended 31 December 2006, and the post-acquisition results of Peoples Telephone for the period from 5 January 2006 (date of acquisition) to 31 December 2006.

2.	Changes in accounting policies

The IASB has issued a number of new and revised IFRSs and Interpretations that are first effective for the current accounting period commencing 1 January 2007 or available for early adoption. The equivalent new and revised HKFRSs and Interpretations consequently issued by HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

These developments have not resulted in any significant changes to the accounting policies applied in these financial statements compared to those applied in the Group’s financial statements for the year ended 31 December 2006. However, as a result of the adoption of IFRS/HKFRS 7, Financial instruments: Disclosures and the amendments to IAS/HKAS 1, Presentation of financial statements: Capital disclosures, these financial statements include certain additional disclosures. Both IFRS/HKFRS 7 and amendments to IAS/HKAS 1 do not have any impact on the classification, recognition and measurement of the amounts recognized in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3.	Segment reporting

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group’s operating activities are carried out in Mainland China and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside Mainland China or outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

4.	Turnover

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue generated from the service rendered in the PRC. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

5.	Other operating expenses

	2007 RMB million	2006 RMB million
Selling and promotion	55,995	47,145
Maintenance	18,106	15,257
Impairment loss for doubtful accounts	3,872	3,852
Impairment loss of inventories	4	7
Amortization of other intangible assets	258	203
Operating lease charges	6,820	5,272
(Gain)/loss on disposal of property, plant and equipment	(11)	46
Write-off of property, plant and equipment	2,788	2,857
Auditors’ remuneration	83	115
Others (Note)	35,515	26,018

	123,430	100,772

Note: Others consist of offices expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges and number resources fees, consultant and professional fees, consumables and supplies and other miscellaneous expenses.

6.	Taxation

Taxation in the consolidated income statement represents:

	2007 RMB million	2006 RMB million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	72	3
Under-provision in respect of Hong Kong profits tax for prior year	—	9
Provision for PRC enterprise income tax on the estimated taxable profits for the year	40,473	31,070
Over-provision in respect of PRC enterprise income tax for prior years	(91)	(550)

	40,454	30,532

Deferred tax
Origination and reversal of temporary differences	1,605	(470)

	42,059	30,062

(i)	The provision for Hong Kong profits tax for 2007 is calculated at 17.5 per cent. (2006: 17.5 per cent.) of the estimated assessable profits for the year.

(ii)	Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25 per cent. and will be effective from 1 January 2008. According to the new tax law, the income tax rate applicable to the Company and certain of its subsidiaries which were taxed at 33 per cent. is reduced to the unified rate of 25 per cent. from 1 January 2008. According to a further notice issued by the State Council on 26 December 2007, for entities operating in special economic zones which were previously taxed at preferential rate of 15 per cent., the applicable tax rate will be increased to 18 per cent., 20 per cent., 22 per cent., 24 per cent. and 25 per cent. for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. For entities which were previously taxed at preferential rate of 24 per cent., the applicable tax rate will be increased to 25 per cent. from 1 January 2008. Accordingly, the deferred tax of the Group is recognized based on the tax rate that are expected to apply to the period when the asset is realized or the liability is settled.

7.	Dividends

Dividends attributable to the year:

	2007 RMB million	2006 RMB million
Ordinary interim dividend declared and paid of HK$0.837 (equivalent to approximately RMB0.816 (2006: HK$0.62 (equivalent to approximately RMB0.64)) per share	16,178	12,612
Special interim dividend declared and paid of HK$0.085 (equivalent to approximately RMB0.083) (2006: HK$0.09 (equivalent to approximately RMB0.09)) per share	1,643	1,831
Ordinary final dividend proposed after the balance sheet date of HK$1.160 (equivalent to approximately RMB1.086) (2006: HK$0.763 (equivalent to approximately RMB0.767)) per share	21,762	15,327
Special final dividend proposed after the balance sheet date of HK$0.016 (equivalent to approximately RMB0.015) (2006: HK$0.069 (equivalent to approximately RMB0.069)) per share	300	1,386

	39,883	31,156

The proposed ordinary and special final dividends which are declared in Hong Kong dollars are translated into RMB at the rate HK$1 = RMB0.93638, being the rate announced by the State Administration of Foreign Exchange in the PRC on 28 December 2007. As the ordinary and special final dividends are declared after the balance sheet date, such dividends are not recognized as liabilities as at 31 December 2007.

8.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB87,062,000,000 (2006: RMB66,026,000,000) and the weighted average number of 20,005,123,269 shares (2006: 19,892,968,234 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2007 Number of shares	2006 Number of shares
Issued shares at 1 January	19,967,815,140	19,835,160,399
Effect of share options exercised	37,308,129	57,807,835

Weighted average number of shares at 31 December	20,005,123,269	19,892,968,234

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB87,062,000,000 (2006: RMB66,026,000,000) and the weighted average number of shares 20,339,428,112 (2006: 20,078,548,959 shares), calculated as follows:

Weighted average number of shares (diluted)

	2007 Number of shares	2006 Number of shares
Weighted average number of shares at 31 December	20,005,123,269	19,892,968,234
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	334,304,843	185,580,725

Weighted average number of shares (diluted) at 31 December	20,339,428,112	20,078,548,959

9.	Accounts receivable, net

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	2007 RMB million	2006 RMB million
Within 30 days	4,986	5,447
31–60 days	1,058	911
61–90 days	713	581
Over 90 days	228	214

	6,985	7,153

Accounts receivable primarily comprise receivables from subscribers. Accounts receivable from subscribers are due for payment within one month from date of billing. Subscribers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

10.	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at 31 December is as follows:

	2007 RMB million	2006 RMB million
Amounts payables in the next:
1 month or on demand	45,119	41,026
2–3 months	6,048	5,629
4–6 months	5,165	4,067
7–9 months	3,091	2,086
10–12 months	4,504	4,432

	63,927	57,240

All of the accounts payable are expected to be settled within one year or are repayable on demand.

11.	Comparative figures

Certain comparative figures have been reclassified to conform with current year’s presentation.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2007.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the year ended 31 December 2007, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and since then has been the Chairman and the Chief Executive Officer of the Company in charge of the overall management of the Company.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-Executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 6 May 2008 to 8 May 2008 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final and special dividends, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 5 May 2008.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2007 annual report will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the years ended 31 December 2006 or 2007 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2007, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.